                                                                    Exhibit 21.1



                         SUBSIDIARIES OF THE REGISTRANT



As of June 30, 1995, Index Futures Group, Inc., a Delaware Corporation, Brokers Resource Corp., an Illinois Corporation, Index Securities, Inc., a Delaware corporation and Jack Carl Management and Trading, Inc., an Illinois corporation, are the Registrant's wholly-owned subsidiaries. Stark Research, Inc., an Illinois corporation, is a majority-owned subsidiary of the Registrant. As of June 30, 1995, Index Management Services, Inc., an Illinois corporation, is the only subsidiary of Index Futures Group, Inc. Index Management Services, Inc. is wholly-owned by Index Futures Group, Inc.

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